VERISIGN, INC.
12061 Bluemont Way
Reston, Virgina 20190
(703) 948-3200

July 28, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Registration Statement on Form S-4
Ladies and Gentlemen:
This letter is sent on behalf of VeriSign, Inc., a Delaware corporation (the “Issuer”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Issuer pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offering by the Issuer to exchange (the “Exchange Offer”) up to $550,000,000 aggregate amount of the Issuer’s 4.750% Senior Notes due 2027 (the “Exchange Notes”) for a like principal amount of the Issuer’s outstanding 4.750% Senior Notes due 2027 (the “Original Notes”).
The Issuer is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Issuer has not entered into any arrangement or understanding with any person who will receive the Exchange Notes in the Exchange Offer to distribute those Exchange notes following completion of the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction and be identified as an underwriter in the prospectus. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S‑K.
The Issuer will include in the transmittal letter or similar documentation an acknowledgement to be executed by each person participating in the Exchange Offer as follows:
The undersigned represents that it is not participating, does not intend to participate, and has no arrangement or understanding with anyone to participate, in the distribution (within the meaning of the Securities Act) of the exchange notes. If the undersigned is a broker-dealer that will receive exchange notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, it represents and acknowledges that it will deliver a prospectus (or to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of such exchange notes; however, by so acknowledging and by delivering such a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, such broker-dealer represents that it is not acting on behalf of any person who could not truthfully make the foregoing representations.
Please do not hesitate to contact Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740 or the undersigned at (703) 948-3200 with any questions or comments concerning this letter.
[Signature page follows]

Kind regards,

/s/ Thomas C. Indelicarto
Thomas C. Indelicarto
Executive Vice President, General Counsel
and Secretary
VeriSign, Inc.

cc:    Robyn Zolman, Gibson, Dunn & Crutcher LLP

Signature page to Exxon Capital Letter